UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549 OMB APPROVAL
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                                                            OMB Number:3235-0058
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                                   Form 12b-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC File Number

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                                                                    CUSIP Number

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(Check one):    [ X  ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K   [   ]
Form 10-Q   [   ] Form N-SAR

For Period Ended: June 30, 2003 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Period Ended:

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 Read Attached Instruction (on back page) Before Preparing Form. Please Print or Type.
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   Nothing in this form shall be construed to imply that the Commission has verified any
                          information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Corgenix Medical Corporation
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Full Name of Registrant

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Former Name if Applicable

12061 Tejon Street
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Address of Principal Executive Office  (Street and Number)

Westminster, CO 80234
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


           Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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[       X ] (b) The subject annual or semi-annual report, transition report on
        Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company has previously announced a proposed merger with Genesis Bioventures, Inc. and plans to obtain equity financing for the merged company in connection with that transaction. Completion of that financing would have a significant impact upon the Company's liquidity. If the merger and the financing are not completed, the Company anticipates the need to obtain other funding or consider the need to restructure or implement a strategic redirection of the Company's business. The Company is in the process of preparing updated financing models and a revised budget that address the above scenarios. The Company cannot complete this work within the prescribed time for filing the subject report without unreasonable efforts or expense. KPMG, the Company's independent accountants, has informed the Company that in view of the uncertainty of the proposed financing and absent budgetary information to consider the effect of the above scenarios, its report on the financial statements of the Company for the fiscal year ended June 30, 2003, will include an explanatory paragraph referencing the Company's ability to continue as a going concern. The Company expects that the information being prepared may have a significant bearing on disclosures in the subject report about its financial viability and its status as a going concern. The Company expects to file the report no later than October 14, 2003.

                         (Attach Extra Sheets if Needed)


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

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     William H. Critchfield           (303)          453-8903
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             (Name)                   (Area (Telephone Code) Number)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[ X ]  Yes [   ]  No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                          Corgenix Medical Corporation
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              (Name of Registrant as Specified in Charter)
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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 30, 2003           By:  /s/ William H. Critchfield
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Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                           ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ("232.201 or "232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ("232.13(b) of this chapter).